Filed by Equity One, Inc.

                     Pursuant to Rule 425 under the Securities Act of 1933

                                  and deemed filed pursuant to Rule 14a-12

                                    of the Securities Exchange Act of 1934



                                     Subject Company: IRT Property Company
                                             Commission File No. 001-07859




Equity One, Inc.                     For additional information at the Company:
1696 NE Miami Gardens Drive              Howard Sipzner, CFO
North Miami Beach, FL  33179             Michele Guard, Investor Relations
305-947-1664                         Media Contact:
                                         Abbe Solomon 305-446-2700


FOR IMMEDIATE RELEASE:
---------------------
December 18, 2002


               EQUITY ONE TO HOLD A SPECIAL STOCKHOLDERS' MEETING
               --------------------------------------------------

NORTH MIAMI BEACH, FL (December 18, 2002) - Equity One Inc. (NYSE: EQY) today announced that it will hold a Special Meeting of Stockholders on February 12, 2003, at 10:00 a.m. (EST), to approve the previously announced merger of Equity One with IRT Property Company. The Board of Directors of Equity One has set December 30, 2002 as the record date for the determination of the holders of Common Stock entitled to notice of, and to vote at, the meeting. The meeting will be held at the Sheraton Bal Harbour, 9701 Collins Avenue, Bal Harbour, Florida 33154.

About Equity One
----------------

     Equity One Inc. is a North Miami Beach, Fla.-based real estate investment trust that acquires, renovates, develops and manages neighborhood shopping centers anchored by national and regional supermarket chains and other necessity-oriented retailers such as drug stores or discount retail stores. Equity One's 8.7 million-square-foot portfolio consists of 88 properties primarily located in metropolitan areas of Florida and Texas, encompassing 56 supermarket-anchored shopping centers, eight drug store-anchored shopping centers, 18 other retail-anchored shopping centers, three commercial properties and three retail developments, as well as non-controlling interests in four unconsolidated joint ventures. For additional information, please visit the company's Web site at www.equityone.net.

     Equity One has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between Equity One and IRT. You are urged to read the registration statement containing the joint proxy statement/prospectus and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about Equity One, IRT and the merger. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Equity One by directing a request to Equity One, 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Investor Relations, telephone: (305) 947-1664.


     Equity One and IRT, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Equity One and IRT in connection with the merger. Information about the directors and executive officers of Equity One and their ownership of Equity One shares is set forth in the proxy statement for Equity One's 2002 annual meeting of stockholders. Information about the directors and executive officers of IRT and their ownership of IRT stock is set forth in the proxy statement for IRT's 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Forward Looking Statements
--------------------------

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions and the demand for retail space in Florida and Texas; the continuing financial success of our current and prospective tenants; continuing supply constraints in our geographic markets; the availability of properties for acquisition; the success of our efforts to lease up vacant properties; the effects of natural and other disasters; and other risks, which are described in our filings with the Securities and Exchange Commission.